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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (Amendment No. _________)*

                  ---------------------------------------------

                              TRAVELOCITY.COM INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                  ---------------------------------------------

                                    893953109
                                 (CUSIP Number)

                  ---------------------------------------------

                                JAMES F. BRASHEAR
                               CORPORATE SECRETARY
                           SABRE HOLDINGS CORPORATION
                                3150 SABRE DRIVE
                             SOUTHLAKE, TEXAS 76092
                                 (682) 605-1000

                                 with a copy to:
                             CHARLES M. NATHAN, ESQ.
                                LATHAM & WATKINS
                                885 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 906-1200
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                 -----------------------------------------------
                                  APRIL 8, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-(1)(f) or 13d-1(g), check the following box /_/.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule l3d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D


CUSIP NO. 893953109

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Sabre Holdings Corporation
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *            (a) /_/
                                                                         (b) /X/
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS *

           WC, AF (See Item 3)
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                              7        SOLE VOTING POWER

                                       See Item 5
                             ---------------------------------------------------
                              8        SHARED VOTING POWER

                                       None
                             ---------------------------------------------------
                              9        SOLE DISPOSITIVE POWER

                                       See Item 5
                             ---------------------------------------------------
                              10       SHARED DISPOSITIVE POWER

                                       None
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        See Item 5
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
                                                                            /_/
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        See Item 5
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON *

        CO (corporation)
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       2
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ITEM 1.    SECURITY AND ISSUER.

         This Statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $.001 per share (the "Shares"), of Travelocity.com Inc., a Delaware corporation ("Travelocity"). Travelocity has its principal executive offices at 15100 Trinity Boulevard, Fort Worth, Texas 76155.

ITEM 2.   IDENTITY AND BACKGROUND.

         (a) This Schedule 13D is filed by Sabre Holdings Corporation, a Delaware corporation ("Sabre").

         (b) The principal business office of Sabre is 3150 Sabre Drive, Southlake, Texas 76092. The name, business address, and principal occupation or employment of the executive officers and directors of Sabre are set forth on
Schedule I hereto.

         (c) Sabre is a publicly traded holding company which applies information technology to meet the needs of the travel and transportation industries.

         (d) During the five years prior to the date hereof, neither Sabre nor, to the best knowledge of Sabre, any person listed on Schedule I has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) During the five years prior to the date hereof, neither Sabre nor, to the best knowledge of Sabre, any person listed on Schedule I has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Sabre is organized under the laws of Delaware, and each person listed on Schedule I is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Sabre estimates that the total amount of funds required to purchase all of the outstanding Shares (other than those already owned by Sabre) pursuant to the Offer and the Merger (each as defined below) and to pay related fees and expenses is approximately $481 million. Sabre obtained these funds from cash on hand and working capital, including ordinary course intercompany borrowings from Sabre affiliates.

ITEM 4.   PURPOSE OF TRANSACTION.

         As described in the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO filed by Sabre and Travelocity Holdings Sub Inc. ("Purchaser") with the Securities and Exchange Commission (the "SEC") on March 5, 2002, as amended and supplemented by Amendment No. 1 filed with the SEC on March 18, 2002, Amendment No. 2 filed with the SEC on March 21, 2002, Amendment No. 3 filed with the SEC on March 26, 2002,


                                       3
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Amendment No. 4 filed with the SEC on March 29, 2002 and Amendment No. 5 filed with the SEC on April 8, 2002 (as amended, the "Schedule TO"), Sabre commenced the tender offer (the "Offer") to acquire as many outstanding Shares as possible as a first step in acquiring the entire equity interest in Travelocity.

         After completion of the Offer, at which time Purchaser owned in excess of 90% of the outstanding Shares on an as-converted basis (treating as outstanding Shares issuable upon the exercise of option at $28.00 or less as of April 2002), on April 11, 2002, Purchaser merged with and into Travelocity through a short-form merger (the "Merger"). In the Merger, each outstanding Share not owned by Sabre or Travelocity was converted into the right to receive the same consideration paid in the Offer, without interest, subject to the rights of holders of such Shares to seek appraisal of the fair value of such Shares pursuant to Section 262 of the General Corporation Law of the State of Delaware. As a result of the Offer and the Merger, Travelocity became an indirect wholly owned subsidiary of Sabre. As of the close of business on April 11, 2002, the Shares no longer trade publicly on any national securities exchange and cease to be authorized to be quoted on any inter-dealer quotation system of a registered national securities association. Furthermore, Travelocity intends to file a Form 15 with the SEC terminating its registration pursuant to the Securities Exchange Act of 1934, as amended.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         (a) Following the Offer and the Merger, Sabre indirectly beneficially owns all of the Shares.

         (b) Following the Merger, Travelocity became an indirect wholly owned subsidiary of Sabre.

         (c) Except as otherwise set forth in the Schedule TO, no person described in Item 2 has acquired or disposed of any Shares during the past sixty days. No person, other than as reported in this Schedule 13D with respect to Sabre, beneficially owns any Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as otherwise disclosed, there are no contracts, arrangements, understandings or relationships with respect to the Shares.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.


                                       4
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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            SABRE HOLDINGS CORPORATION


                                            By:   /s/ James F. Brashear
                                               ---------------------------------
                                               Name:  James F. Brashear
                                               Title: Corporate Secretary



Dated: April 12, 2002





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                                   SCHEDULE I

                  The following tables set forth the name, business address, present principal occupation, and principal business and address of any corporation or other organization in which the employment or occupation is conducted. Unless otherwise specified, each person listed below is a citizen of the United States and has his or her principal business address at 3150 Sabre Drive, Southlake, Texas 76092.


                               EXECUTIVE OFFICERS

                                                                       PRESENT PRINCIPAL OCCUPATION OR
        NAME                                                                     EMPLOYMENT
        -----                                                --------------------------------------------------
        William J. Hannigan..............................    Mr. Hannigan is Chairman of the Board of Directors
                                                             and Chief Executive Officer.

        Jeffery M. Jackson...............................    Mr. Jackson is Executive Vice President, Chief
                                                             Financial Officer and Treasurer.

        David A. Schwarte................................    Mr. Schwarte is Executive Vice President and
                                                             General Counsel.

        Eric J. Speck....................................    Mr. Speck is Executive Vice President.

        James F. Brashear................................    Mr. Brashear is Corporate Secretary.


                                    DIRECTORS

                                                                       PRESENT PRINCIPAL OCCUPATION OR
        NAME                                                                     EMPLOYMENT
        -----                                                --------------------------------------------------
        William J. Hannigan..............................    Mr. Hannigan is Chairman of the Board of Directors
                                                             and Chief Executive Officer of Sabre Holdings
                                                             Corporation.

        Royce S. Caldwell................................    Mr. Caldwell is a retired Vice Chairman of SBC
        No Business Address                                  Communications Inc.

        Paul C. Ely, Jr..................................    Mr. Ely is President of Santa Cruz Yachts.
        President
        Santa Cruz Yachts
        3 Alexis Court
        Menlo Park, CA 94025

                                       I-1


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

                                                                       PRESENT PRINCIPAL OCCUPATION OR
        NAME                                                                     EMPLOYMENT
        -----                                                --------------------------------------------------

        Glenn W. Marschel, Jr............................    Mr. Marschel is President and Chief Financial
        President and Chief Executive Officer                Officer of NetNumber.com, Inc.
        NetNumber.com, Inc.
        650 Suffolk Street, Ste. 307
        Lowell, MA 01854

        David W. Dorman..................................    Mr. Dorman is President of AT&T Corporation.
        President
        AT&T Corporation
        295 North Maple Ave., Rm 4342L1
        Basking Ridge, NJ 07920

        Bob L. Martin....................................    Mr. Martin is an independent business executive.
        No Business Address

        Pamela B. Strobel................................    Mr. Strobel is President and Chief Executive
        President and Chief Executive Officer                Officer of Exelon Energy Delivery; Executive Vice
        Exelon Energy Delivery                               President of Exelon Corporation; and Vice Chair of
        10 South Dearborn Street,                            ComEd.
        37th Floor
        Chicago, IL 60690-3005

        Mary Alice Taylor................................    Ms. Taylor is an independent business consultant.
        No Business Address

        Richard L. Thomas................................    Mr. Thomas is retired Chairman of First Chicago
        First Chicago NBD Corporation                        NBD Corporation.
        1 Bank One Plaza,
        Mail Code IL1-0158
        Chicago, IL 60670-0518


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